File No.  70-8979
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                       FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            _________________________

                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                Dallas, TX 75202

                        CENTRAL POWER AND LIGHT COMPANY
                          539 North Carancahua Street
                        Corpus Christi, Texas 78401-2802

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                             212 East Sixth Street
                           Tulsa, Oklahoma 74119-1212

                      SOUTHWESTERN ELECTRIC POWER COMPANY
                                428 Travis Street
                          Shreveport, Louisiana 71156-0001

                          WEST TEXAS UTILITIES COMPANY
                               301 Cypress Street
                           Abilene, Texas 79601-5820

        (Name of company or companies filing this statement and addresses of principal executive offices)

                            _________________________

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

                            _________________________

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)


          Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended, and its subsidiary companies Central Power and Light

Company , Public Service Company of Oklahoma , Southwestern Electric Power

Company, and West Texas Utilities Company, collectively referred to as the

"Operating Subsidiaries", hereby amends its Form U-1 Application-Declaration in File No. 70-8979 in the following respects.  In all other respects, the

Application-Declaration as previously filed will remain the same.

Item 1.  Description of Proposed Transactions.

     The fourth paragraph in Item 1 is hereby amended to read as follows:

          CSW and the Operating Subsidiaries request that the Securities and Exchange Commission (the "Commission") issue a public notice of the proposed transactions by not later than February 12, 1997. Applicants further request that as soon as practicable, but not later than March 7, 1997, the Commission issue an order authorizing: (i) the Proposed Amendments and the proposed acquisition of any and all shares of the Operating Subsidiaries' preferred stock pursuant to the Offer; (ii) the reacquisition, retirement and cancellation by the Operating Subsidiaries of shares tendered to CSW pursuant to the Offer; and (iii) the use by CSW of its general funds and/or funds borrowed through its commercial paper program previously authorized by order dated March 21, 1995 (HCAR No. 26254), on an interim basis, to finance its purchase of shares tendered, accepted for payment and paid for pursuant to the Offer, until such time as such shares are reacquired by the Operating Subsidiaries.

Item 5.  Procedure.

     The first paragraph under Item 5 is hereby amended to read as follows:

         As stated in Item 1, CSW and the Operating Subsidiaries respectfully request that the Commission issue and publish no later than February 12, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than March 6, 1997, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than March 7, 1997, an appropriate order granting and permitting this Application-Declaration to become effective.




                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated:  February 7, 1997



                              CENTRAL AND SOUTH WEST CORPORATION


                              By: /s/ Wendy G. Hargus
                                  Wendy G. Hargus
                                   Treasurer

                              CENTRAL POWER AND LIGHT COMPANY


                              By: /s/ Wendy G. Hargus
                                  Wendy G. Hargus
                                   Treasurer

                              PUBLIC SERVICE COMPANY OF OKLAHOMA


                              By: /s/ Wendy G. Hargus
                                  Wendy G. Hargus
                                   Treasurer

                              SOUTHWESTERN ELECTRIC POWER COMPANY


                              By: /s/ Wendy G. Hargus
                                  Wendy G. Hargus
                                   Treasurer

                              WEST TEXAS UTILITIES COMPANY


                              By: /s/ Wendy G. Hargus
                                  Wendy G. Hargus
                                   Treasurer